NEWS RELEASE

EMX Provides a Western U.S. Copper Portfolio Update

Vancouver, British Columbia, May 3, 2021 (NYSE American: EMX; TSX Venture: EMX; Frankfurt: 6E9) - EMX Royalty Corporation (the "Company" or "EMX") is pleased to announce it has recently optioned four copper projects from its western U.S. royalty generation portfolio for cash payments, work commitments, and retained royalty interests to the Company's benefit. In addition, an extension of the Regional Strategic Alliance ("RSA") with South32 USA Exploration Inc. ("South32"), a wholly-owned subsidiary of South32 Limited (ASX, LSE, JSE: S32; ADR: SOUHY), covering the 2021-2022 work programs has been executed. EMX currently has 27 copper projects in the western U.S., and is a leading holder of mining claims in Arizona. Fourteen of these projects are either optioned to partner companies, held under the South32 RSA, or in royalty status.

EMX has been growing its royalty generation portfolio in the Laramide copper belt of the southwestern U.S., as well as other prospective regions, for over a decade (see Figure 1). The Company utilizes a fundamental, but previously under-appreciated, geologic understanding that post-mineral extensional tectonics has structurally dissected, and in some cases significantly rotated, the older porphyry copper systems. This structural geologic framework, coupled with an evolving understanding of deposit-scale geologic characteristics, the leveraging of historical datasets resulting from decades of exploration by previous workers, and a seasoned exploration team has led to a number of project acquisitions via staking in "brownfield" exploration settings of productive mining districts. Over the years, EMX has completed 16 deals with major mining companies (e.g., South32, Kennecott, Freeport, Vale, and Anglo-American), as well as junior explorers, on various assets in its copper-focused base metals royalty generation portfolio. Last year, 13 projects were advanced by partner funded work programs totaling over C$7.5 million of expenditures.

The four new option agreements complement the three earlier copper project agreements in 2021, and coupled with the South32 generative alliance poises the Company and its partners to aggressively advance the portfolio with drilling and other exploration programs. The EMX team is continuing to identify new opportunities, and acquire additional projects in the western U.S. which are available for partnership.

Roulette Property. EMX executed an exploration and option agreement with Mason Resources (US) Inc., a subsidiary of Hudbay Minerals Inc. ("Hudbay"), on the Company's Roulette property located in the Yerington District of western Nevada at the end of 2020. Under the terms of the agreement, Hudbay will make option payments over a three year period totaling $250,000 and complete a 3,000 meter drill program to test two separate porphyry copper and iron-oxide-copper-gold ("IOCG") targets. After Hudbay's exercise of the option for 100% interest, EMX will retain a 2.5% NSR royalty, and receive annual advance royalty ("AAR") payments of $75,000, as well as milestone payments of $500,000, $1,000,000, and $1,000,000 upon completion of a preliminary economic assessment, pre-feasibility study, and a feasibility study, respectively that involves mining at the Roulette property. The NSR royalty can be reduced, and the AAR payments eliminated, if Hudbay makes certain one-time payments. Previously, the property was under option to another company that completed geophysical surveys, geochemical sampling, and a four hole drill program that intersected distal styles of porphyry copper mineralization to the north of the current target area.

Copper Springs, Jasper Canyon, and Malone Projects.  In Q1 of 2021, EMX executed three separate exploration and option agreements with South32 which provides "Designated Project" status to its Copper Springs, Jasper Canyon and Malone projects. The Copper Springs and Jasper Canyon projects occur in the Globe-Miami mining district in east-central Arizona, and the Malone project is located in southwestern New Mexico, approximately 35 kilometers southwest of Silver City. Under the terms of the agreements, South32 can earn a 100% interest in a given project by making yearly option payments and completing work commitments over a five year period. After South32's exercise of the option, EMX will retain a 2% NSR royalty interest, and receive AAR and milestone payments (see EMX news release dated December 6, 2018 for further discussion of the commercial terms for Designated Projects).

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The Globe-Miami district hosts numerous producing, and past producing, porphyry copper and related deposits. The district has undergone substantial post-mineral, mid-Tertiary extension that has structurally dismembered at least three large Laramide age porphyry copper centers. The Copper Springs project covers the middle to upper portions of the southernmost porphyry center. The project became available early in 2020 after a previous partner returned the project to 100% EMX control after completing geological mapping, geochemical sampling, geophysical surveys, and reconnaissance drill programs totaling 9,000 meters in seven holes. Importantly, these programs discovered mineralized fault-bounded and transported landslide blocks beneath post-mineral cover rocks.  In addition, the geophysical work, portions of which were completed after the last drill program, has provided a clearer understanding of the depth to concealed target rocks for follow up drill testing.

The Jasper Canyon project was originally selected by South32 as an Alliance Exploration Project in 2019. Since that time geological mapping, geochemical sampling, and geophysical surveys have been completed that further delineate the target area. The exploration target at Jasper Canyon consists of the faulted off, upper portion of the Pinto Valley-Copper Cities copper porphyry system that now lies beneath shallow post-mineral cover rocks. A three-hole reconnaissance drill program is currently underway.

The Malone project is situated in the Malone mining district of southwestern New Mexico. The district, historically known for precious metals mining, is comprised of Precambrian age granitoids cut by Laramide age dikes, and unconformably overlain by tilted, post-mineral volcanic and sedimentary rocks. The precious metals mineralization at Malone is interpreted as the upper, distal expressions of a porphyry copper system that is now structurally rotated on its side. Recently completed, South32 RSA funded work consisting of geological mapping, property-wide geochemical surveys, and a 25 line/kilometer IP/MT geophysical survey, has delineated several target areas for drill testing. Final drill permits are expected in Q2 of 2021.

South32 RSA. In November of 2020, EMX and South32 executed a two-year extension to the RSA agreement originally executed in 2018 (see EMX news release dated December 6, 2018 for commercial details of the RSA agreement). Per the RSA, South32 is funding generative exploration in an Area of Interest ("AOI") consisting of Arizona, New Mexico, and Utah. New projects identified from generative RSA work may be designated as Alliance Exploration Properties ("AEP") for follow up exploration, and those projects with the highest merit elevated to Designated Projects ("DP") status (i.e., as in the case of the Copper Springs, Jasper Canyon, and Malone projects). To date, the alliance with South32 has advanced more than fourteen projects.

As part of the RSA, the Midnight Juniper project was selected as a DP in early 2020 and a three-hole, 2,048 meter, drill program was completed later in the year. The drilling targeted a porphyry copper system under post-mineral volcanic cover rocks northwest of the Morenci open pit copper mine. Flanking the covered area on three sides are multiple outcrops of distal styles of porphyry-related alteration consisting of Mn-oxide-Pb-Zn-Cu-Ag mineralization as veins, breccias, and metasomatic replacements. Two of the three holes intersected target rocks, but did not intersect significant levels of alteration, and the third hole did not reach target rocks. South32 has returned 100% interest in the project to EMX. In the Company's view, the target area remains open and the source of the distal, porphyry-related styles of alteration remains unexplained. The Company believes Midnight Juniper still has significant upside exploration potential, and the project is now available for partnership.

Update on Copper Projects Optioned to Zacapa.  Reconnaissance drill programs have been approved for the Red Top and Ripsey West projects optioned to Zacapa Resources Ltd. ("Zacapa") (see EMX news release dated March 24, 2021). At Red Top, an initial two-hole drill program is planned to test for a moderately tilted porphyry copper system occurring below an area of outcropping advanced argillic and quartz-sericite-pyrite alteration. A three hole reconnaissance drill program at Ripsey West will test for porphyry alteration and mineralization in fault displaced structural blocks beneath post-mineral gravels. Drill permits and commencement of the programs for both projects are expected in Q2.

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Royalty Generation. EMX's generative teams are continuing to acquire new base metals royalty generation properties in the western U.S. EMX currently has thirteen copper focused, base metals projects that are currently available for partnership. See www.EMXroyalty.com for more information.

Comments on Nearby Mines and Deposits. Reference to nearby mines or analogous deposits provides geologic context for EMX's projects, but this is not necessarily indicative that EMX's projects host similar mineralization.

Qualified Person. Michael P. Sheehan, CPG, a Qualified Person as defined by NI 43-101 and employee of the Company, has reviewed, verified and approved the above technical disclosure contained in this news release.

 About EMX. EMX is a precious and base metals royalty company. EMX's investors are provided with discovery, development, and commodity price optionality, while limiting exposure to risks inherent to operating companies. The Company's common shares are listed on the NYSE American Exchange and the TSX Venture Exchange under the symbol EMX.

For further information contact:

David M. Cole	Scott Close	Isabel Belger
President and Chief Executive Officer	Director of Investor Relations	Investor Relations (Europe)
Phone: (303) 979-6666	Phone: (303) 973-8585	Phone: +49 178 4909039
Dave@EMXroyalty.com	SClose@EMXroyalty.com	IBelger@EMXroyalty.com

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Forward-Looking Statements

This news release may contain "forward looking statements" that reflect the Company's current expectations and projections about its future results. These forward-looking statements may include statements regarding perceived merit of properties, exploration results and budgets, mineral reserves and resource estimates, work programs, capital expenditures, timelines, strategic plans, market prices for precious and base metal, or other statements that are not statements of fact. When used in this news release, words such as "estimate," "intend," "expect," "anticipate," "will", "believe", "potential"  and similar expressions are intended to identify forward-looking statements, which, by their very nature, are not guarantees of the Company's future operational or financial performance, and are subject to risks and uncertainties and other factors that could cause the Company's actual results, performance, prospects or opportunities to differ materially from those expressed in, or implied by, these forward-looking statements. These risks, uncertainties and factors may include, but are not limited to unavailability of financing, failure to identify commercially viable mineral reserves, fluctuations in the market valuation for commodities, difficulties in obtaining required approvals for the development of a mineral project, increased regulatory compliance costs, expectations of project funding by joint venture partners and other factors.

Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this news release or as of the date otherwise specifically indicated herein.  Due to risks and uncertainties, including the risks and uncertainties identified in this news release, and other risk factors and forward-looking statements listed in the Company's MD&A for the year ended December 31, 2020 (the "MD&A"), and the most recently filed Annual Information Form ("AIF") for the year ended December 31, 2020, actual events may differ materially from current expectations. More information about the Company, including the MD&A, the AIF and financial statements of the Company, is available on SEDAR at www.sedar.com and on the SEC's EDGAR website at www.sec.gov.

Suite 501 – 543 Granville Street, Vancouver, British Columbia V6C 1X8, Canada

 Tel: (604) 688-6390 Fax: (604) 688-1157

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Figure 1.  EMX Western U.S. Portfolio April 2021.

Lakeview
Cuddy Mountain
Oregon
Idaho
Wyoming
South32
RSA AOI
Ophir
Dugway
Utah
Roulette
Nevada
Copper Warrior
Mind the Gap
Comet
Productive
Laramide Arc
Arizona
New Mexico
Royalty
Available
Alliance Property
Strategic Investment
Gold
Copper
Pb-Zn
Dragon's Tail
Copper King
Copper Basin
Buckhorn Creek
Sleeping Beauty
Jasper Canyon
Copper Springs
Aguila de Cobre
Red Top
Superior West
Midnight Juniper
Mesa Well
Ripsey West
Malone
Silver Bell West
Spike E Hills
Lomitas Negras
Hardshell
0
N
500 km
April 2021

Suite 501 – 543 Granville Street, Vancouver, British Columbia V6C 1X8, Canada

 Tel: (604) 688-6390 Fax: (604) 688-1157

www.EMXroyalty.com